Mail Stop 4561

January 16, 2009

Mr. Sean Cutting
President and Chief Administrative Officer
Sonoma Valley Bancorp
202 W. Napa Street
Sonoma, California 95476

> **Re:** **Sonoma Valley Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 2, 2009**
> **File No. 000-31929**

Dear Mr. Cutting:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney